SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 6)*

Guidance Software, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

401692 10 8

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 401692 10 8	Page 2 of 7

1.	Names of reporting persons Shawn McCreight and Jennifer McCreight
2.	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 9,670,784
	6.	Shared voting power 0
	7.	Sole dispositive power 9,670,784
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 9,670,784 shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 34% 1
12.	Type of reporting person (see instructions) IN

[1]	Represents a Class of Common Stock of 28,760,054 shares outstanding as of December 31, 2013

Item 1.	(a	)	Name of Issuer:

Guidance Software, Inc., a Delaware corporation (the “Issuer”)

	(b	)	Address of Issuer’s Principal Executive Offices:

1055 E. Colorado Boulevard, Pasadena, CA 91106

Item 2.	(a	)	Name of Persons Filing:

This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Act:

(i) Shawn McCreight; and

(ii) Jennifer McCreight.

	(b	)	Address or Principal Business Office or, if none, Residence:

1055 E. Colorado Boulevard, Pasadena, CA 91106

	(c	)	Citizenship:

United States

	(d	)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

	(e	)	CUSIP Number:

401692 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)		☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)		☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)		☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)		☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)		☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)		☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)		☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)		☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)		☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)		☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)		☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership .

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a	)	Amount beneficially owned:

9,670,784 2

	(b	)	Percent of class:

34%

	(c	)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

9,670,784

(ii) Shares power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

9,670,784

(iv) Shares power to dispose or to direct the disposition of:

0

[2]	On December 13, 2013, Shawn H. McCreight & Jennifer Lynn McCreight TTEES McCreight Living Trust U/A DTD March 31, 2006 made a gift of 208,650 shares of Common Stock to various charitable organizations as stated in the Form 4 filing of December 16, 2013.

Item 5.	Ownership of Five Percent or Less of a Class .

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership More than Five Percent on Behalf of Another Person .

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person .

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group .

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit A hereto.

Item 9.	Notice of Dissolution of Group .

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification .

(a) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not Applicable.

(c) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2014
By:	/s/ Shawn McCreight
Name:	Shawn McCreight

Dated:	February 14, 2014
By:	/s/ Jennifer McCreight
Name:	Jennifer McCreight